02036557

5/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

BANK FINANCIAL GROUP *News* GROUPE FINANCIER BANQUE *Communiqué*

Thursday, May 16, 2002

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO – The Toronto-Dominion Bank today announced that a dividend in an amount of twenty-eight cents (28¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2002, payable on and after July 31, 2002 to shareholders of record at the close of business on June 20, 2002.

In lieu of cash, holders of TD Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has elected to issue shares from treasury at a 2½% discount to the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Information (Shares and Debt Information). Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on June 19, 2002. Beneficial or non-registered holders should contact their financial institution or broker for instructions on how to participate in advance of the above date.

TD Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2002 to shareholders of record at the close of business on July 8, 2002:

- Series G, in an amount per share of U.S. $0.3375;
- Series H, in an amount per share of $0.44375;
- Series I, in an amount per share of $0.01;
- Series J, in an amount per share of $0.31875;
- Series K, in an amount per share of $0.459375; and
- Series L, in an amount per share of U.S. $0.40.

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For more information contact:

Kim Japp-Delaney
Shareholder Relations
Legal Department
(416) 944-5743

Dianne Salt
Senior Manager, External Communications
Corporate & Public Affairs
(416) 308-6807

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 16, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President